Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Costco Wholesale Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-120523) on Form S-8 of Costco Wholesale Corporation of our report dated June 26, 2006, with respect to the statements of net assets available for plan benefits of the Costco 401(k) Retirement Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental financial statement schedule, which report appears in the December 31, 2005 annual report on Form 11-K of the Costco 401(k) Retirement Plan.

/s/    KPMG LLP

Seattle, Washington

June 26, 2006